UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2

File No. 69-302

Statement by Holding Company Claiming
Exemption under Rule U-3A-2 from the
Provisions of the Public Utility Holding
Company Act of 1935

FPL GROUP, INC.

Filed on February 24, 2005

FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.

FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries, other than any exempt wholesale generator (EWG), as of December 31, 2004, see Appendix 1.

2.

The claimant's only subsidiary public utility company is Florida Power & Light Company (FPL), a Florida corporation, which is an electric utility. At December 31, 2004, FPL and the claimant (including EWG subsidiaries) had the following generating facilities:

FPL Facilities	Location	No. of Units	Fuel	Net Capability (mw)(a)

Nuclear
St. Lucie	Hutchinson Island, FL	2	Nuclear	1,553	(b)
Turkey Point	Florida City, FL	2	Nuclear	1,386

Steam turbines
Cape Canaveral	Cocoa, FL	2	Oil/Gas	801
Cutler	Miami, FL	2	Gas	206
Manatee	Parrish, FL	2	Oil/Gas	1,591
Martin	Indiantown, FL	2	Oil/Gas	1,643
Port Everglades	Port Everglades, FL	4	Oil/Gas	1,201
Riviera	Riviera Beach, FL	2	Oil/Gas	556
St. Johns River Power Park	Jacksonville, FL	2	Coal/Petroleum Coke	232	(c)
Sanford	Lake Monroe, FL	1	Oil/Gas	138
Scherer	Monroe County, GA	1	Coal	639	(d)
Turkey Point	Florida City, FL	2	Oil/Gas	798

Combined-cycle
Fort Myers	Fort Myers, FL	1	Gas	1,441
Lauderdale	Dania, FL	2	Gas/Oil	859
Martin	Indiantown, FL	2	Gas	943
Putnam	Palatka, FL	2	Gas/Oil	498
Sanford	Lake Monroe, FL	2	Gas	1,889

Simple-cycle combustion turbines
Fort Myers	Fort Myers, FL	1	Gas/Oil	326
Martin	Indiantown, FL	1	Gas/Oil	320

Gas turbines/diesels
Fort Myers	Fort Myers, FL	12	Oil	648
Lauderdale	Dania, FL	24	Oil/Gas	840
Port Everglades	Port Everglades, FL	12	Oil/Gas	420
Turkey Point	Florida City, FL	5	Oil	12

TOTAL				18,940	(e)

(a)	Represents FPL's net ownership interest in plant capacity.
(b)	Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately 15% of St. Lucie Unit No. 2.
(c)	Represents FPL's 20% ownership interest in each of St. Johns River Power Park Units Nos. 1 and 2, which are jointly owned with Jacksonville Electric Authority (JEA).
(d)	Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with JEA.
(e)

Substantially all of FPL's properties are subject to the lien of FPL's mortgage.  FPL expects to add 1,906 mw by mid-2005, primarily as a result of the planned mid-2005 addition of the natural gas combined cycle generation at the Martin and Manatee sites.

FPL Energy Facilities	Location	No. of Units	Fuel	Net Capability (mw)(a)

Wind
Cabazon	Riverside County, CA	53	Wind	40
Cerro Gordo (b)	Cerro Gordo County, IA	55	Wind	41
Delaware Mountain	Culberson County, TX	39	Wind	30
Diablo Wind	Alameda County, CA	31	Wind	21
Gray County	Gray County, KS	170	Wind	112
Green Mountain	Somerset County, PA	8	Wind	10
Green Power	Riverside County, CA	22	Wind	17
Hancock County (b)	Hancock County, IA	148	Wind	98
High Winds (b)	Solano County, CA	90	Wind	162
Indian Mesa	Upton County, TX	125	Wind	83
King Mountain	Upton County, TX	215	Wind	281
Lake Benton II (b)	Pipestone County, MN	138	Wind	104
Meyersdale	Somerset County, PA	20	Wind	30
Mill Run	Fayette County, PA	10	Wind	15
Montfort (b)	Iowa County, WI	20	Wind	30
Mountaineer	Preston & Tucker Counties, WV	44	Wind	66
New Mexico (b)	Quay & Debaca Counties, NM	136	Wind	204
North Dakota	LaMoure County, ND	41	Wind	62
Oklahoma / Sooner	Harper & Woodward Counties, OK	68	Wind	102
Sky River	Kern County, CA	342	Wind	77
Somerset Wind Power	Somerset County, PA	6	Wind	9
South Dakota	Hyde County, SD	27	Wind	41
Southwest Mesa (b)	Upton & Crockett Counties, TX	107	Wind	75
Stateline (b)	Umatilla County, OR and Walla Walla County, WA	454	Wind	300
Vansycle	Umatilla County, OR	38	Wind	25
Victory Garden	Kern County, CA	96	Wind	22
Waymart	Wayne County, PA	43	Wind	65
Windpower Partners 1994 (b)	Culberson County, TX	112	Wind	27
Woodward Mountain	Upton & Pecos Counties, TX	242	Wind	160
Wyoming	Uinta County, WY	80	Wind	144
Investments in joint ventures	Various	3,634	(c)	305

Total Wind				2,758

Contracted
Bayswater (b)	Far Rockaway, NY	1	Gas	54
Calhoun (b)	Eastaboga, AL	4	Gas	668
Doswell (b)	Ashland, VA	4	Gas/Oil	708
Doswell - Expansion (b)	Ashland, VA	1	Gas/Oil	171
Jamaica Bay (b)	Far Rockaway, NY	1	Oil/Gas	54
Investments in joint ventures	Various	12	(d)	515

Total Contracted				2,170

Merchant
Blythe Energy	Blythe, CA	1	Gas	507
Forney	Forney, TX	2	Gas	1,700
Lamar Power Partners	Paris, TX	2	Gas	1,000
Maine	Various - ME	6	Oil	656	(e)
Maine	Various - ME	83	Hydro	361
Marcus Hook 50	Marcus Hook, PA	1	Gas	50
Marcus Hook 750 (b)	Marcus Hook, PA	3	Gas	744
RISEP (b)	Johnston, RI	1	Gas	550
Seabrook	Seabrook, NH	1	Nuclear	1,024	(f)

Total Merchant				6,592

TOTAL				11,520

(a)	Represents FPL Energy, LLC's (FPL Energy) net ownership interest in plant capacity.
(b)	These consolidated generating facilities are encumbered by liens against their assets securing various financings.
(c)	Represents plants with no more than 50% ownership using wind technology.
(d)	Represents plants with no more than 50% ownership using fuels and technologies such as gas, waste-to-energy, solar, coal and petroleum coke.
(e)	Excludes 10 other energy-related partners' combined share of 38.22%.
(f)	Excludes Massachusetts Municipal Wholesale Electric Company's, Taunton Municipal Lighting Plant's and Hudson Light & Power Department's combined share of 11.77%.

Transmission and Distribution.  During 2004, FPL purchased transmission substation assets located in Seabrook, New Hampshire at their net book value of approximately $21 million from a subsidiary of FPL Energy, LLC (FPL Energy).  The substation assets were transferred in order to qualify for cost recovery opportunities in New England that are limited to transmission providers.  At December 31, 2004, FPL owned and operated the following electric transmission and distribution lines:

Nominal Voltage		Overhead Lines Pole Miles		Trench and Submarine Cables Miles

500	kv	1,104	(a)	-
230	kv	2,395		25
138	kv	1,454		49
115	kv	668		-
69	kv	164		14
Less than 69 kv		41,144		24,166

Total		46,929		24,254

(a) Includes approximately 75 miles owned jointly with JEA.

In addition, at December 31, 2004, FPL owned and operated 537 substations, one of which is jointly owned.

3.    Florida Power & Light Company

Total kwh of Electric Energy Sold & Purchased
Year Ended December 31, 2004
State	kwh Sold	Revenue $	kwh Purchased	Purchased $

Georgia	1,191,432,000	$49,457,393	819,664,262	$163,050,787

Total electric energy sold at wholesale or purchased outside the State of Florida or at the State line	1,191,432,000	49,457,393	819,664,262	$163,050,787

Florida	103,635,499,297	8,536,653,919

Total electric energy sold (at retail or wholesale)	104,826,931,297	$8,586,111,312

Total MMBtu's of Gas Sold & Purchased
Year Ended December 31, 2004
State	MMBtu's Sold	Revenue $	MMBtu's Purchased	Purchased $

Alabama	86,683	$503,977	103,120,006	$634,061,919
Louisiana	7,410,118	46,199,199	148,624,531	890,981,167
Mississippi	49,943	292,908	48,803,485	275,752,093
Texas	-	-	34,282,126	207,273,297

Total gas sold at wholesale or purchased outside the State of Florida	7,546,744	46,996,084	334,830,148	$2,008,068,476

Florida	2,599,592	16,560,225

Total gas sold at wholesale	10,146,336	$63,556,309

FPL had no natural or manufactured gas distributed at retail and no electric energy distributed at retail outside of Florida.
4.	FPL Group has the following interests in EWG's:

(1)  Backbone Mountain Windpower LLC (Backbone, A/K/A Mountaineer) is located in Preston and Tucker Counties, West Virginia. The business address of Backbone is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 66 megawatt wind plant which sells 100% of its power to Exelon Generation Corporation. At December 31, 2004, Backbone Windpower Holdings, LLC owned 100% of Backbone, an EWG. ESI Energy, LLC (ESI Energy) is the parent of the entity that has an interest in Backbone. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $66,763,291 at December 31, 2004.

	Capitalization and earnings during the reporting period were:
	Total equity	$69,991,550
	Total debt obligations	$0
	Net income	$1,888,316
	FPL Group's equity in net income	$1,888,316

(2)  Badger Windpower, LLC (Badger, A/K/A Montfort) is located in Iowa County, Wisconsin. The business address of Badger is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 85% of its power to Wisconsin Electric-Wisconsin Gas, a subsidiary of Wisconsin Energy Corporation, and 15% of its power to Alliant Energy-Wisconsin Power and Light. At December 31, 2004, FPL Energy American Wind, LLC owned 100% of Badger, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC (Production Tax Credits) and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $103,805 in 2004. Equity capital invested by system companies totaled $18,817,293 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$26,330,928
Total debt obligations	$0
Net income	$2,242,800
FPL Group's equity in net income	$2,242,800

(3)  Bayswater Peaking Facility, LLC (Bayswater) is located in Far Rockaway, New York. The business address of Bayswater is 1425 Bay 24th Street, Far Rockaway, NY 11691. The facility is a 54 megawatt oil- and gas-fired simple cycle plant which sells 100% of its power to Long Island Power Authority (LIPA) under an exclusive power tolling arrangement with LIPA. At December 31, 2004, FPL Energy Rockaway Peaking Facilities, LLC owned 100% of Bayswater, an EWG. FPL Energy New York, LLC owned 100% of FPL Energy Rockaway Peaking Facilities, LLC. ESI Energy is the parent of the entity that has an interest in Bayswater. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Rockaway Peaking Facilities, LLC. Fees paid to affiliated companies for operations, management and administrative services totaled $493,118 in 2004. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $14,292,202 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$2,110,667
Total debt obligations	$52,788,793
Net income	$4,753,203
FPL Group's equity in net income	$4,753,203

(4)  Blythe Energy, LLC (Blythe) is located in Blythe, California. The business address of Blythe is 15560 W. Hobsonway, Blythe, CA 92225. Blythe is a 507 megawatt natural gas-fired combined cycle merchant plant. At December 31, 2004, FPL Energy Blythe, LLC owned 100% of Blythe, an EWG. FPL Energy Blythe, LLC is wholly-owned by Blythe Energy Acquisitions, LLC. ESI Energy is the parent of the entity that has an interest in Blythe. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Equity invested by system companies totaled $195,368,063 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$136,943,479
Total debt obligations (intercompany)	$268,295,000
Net loss	$(45,618,835)
FPL Group's equity in net loss	$(45,618,835)

(5)  Calhoun Power Company I, LLC (Calhoun) is located in Eastaboga, Alabama. The business address of Calhoun is 720 Green Valley Drive, Eastaboga, AL 36260. The facility is a 668 megawatt natural gas-fired simple-cycle facility which sells its power to Alabama Power Company. At December 31, 2004, FPL Energy Construction Funding LLC owned 100% of Calhoun, an EWG. FPL Energy Construction Funding, LLC is wholly-owned by FPL Energy Construction Funding Holdings LLC which is wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Construction Funding, LLC (Construction Funding). Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. FPL Group Capital has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $860,000 in 2004. Equity capital invested by system companies totaled $136,234,782 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$154,950,246
Total debt obligations	$104,225,000
Net income	$14,109,223
FPL Group's equity in net income	$14,109,223

(6)  Delaware Mountain Wind Farm, LP (Delaware Mountain) is located in Culberson County, Texas. The business address of Delaware Mountain is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 100% of its power to the Lower Colorado River Authority. At December 31, 2004, FPL Energy Delaware Mountain GP, LLC and FPL Energy Delaware Mountain LP, LLC collectively owned 100% of Delaware Mountain, an EWG. ESI Energy is the parent of the entities that have interests in Delaware Mountain. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $122,400 in 2004. Equity capital invested by system companies totaled $19,656,002 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$17,560,465
Total debt obligations	$0
Net loss	$(843,160)
FPL Group's equity in net loss	$(843,160)

(7)  Diablo Winds, LLC (Diablo) is located in Alameda County, California. The business address of Diablo is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 21 megawatt wind plant which sells 100% of its power to Pacific Gas & Electric. At December 31, 2004, ESI Energy owned 100% of Diablo, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $16,494,527 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$16,466,494
Total debt obligations	$0
Net loss	$(28,033)
FPL Group's equity in net loss	$(28,033)

(8)  Doswell Limited Partnership (Doswell) is located in Ashland, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. Doswell has two facilities, a 708 megawatt oil- and gas-fired combined cycle plant and a 171 megawatt oil- and gas-fired simple cycle plant, which sell 100% of their power to Virginia Electric and Power Company. At December 31, 2004, ESI LP, LLC and Doswell I, LLC collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, LLC owned 100% of Doswell I, LLC. ESI Energy is the parent of ESI LP, LLC and ESI Doswell GP, LLC. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy had outstanding letters of credit of approximately $13.8 million at December 31, 2004 for obligations under purchase and sale of power and fuel transportation agreements. Senior secured bonds issued by an affiliate of Doswell are unconditionally guaranteed by Doswell. FPL Group Capital has provided a guarantee, in lieu of posting cash or other security, to satisfy Doswell's obligation to fund a major maintenance account and debt service reserve. The project assets serve as collateral for the debt held at FPL Energy Virginia Funding Corporation. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees and letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $1,216,022 in 2004. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $182,806,784 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$33,924,335
Total debt obligations (intercompany)	$309,375,000
Net income	$42,743,496
FPL Group's equity in net income	$42,743,496

(9)  ESI Vansycle Partners, L.P. (Vansycle) is located in Umatilla County, Oregon. The business address of Vansycle is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 25 megawatt wind plant which sells 100% of its power to Portland General Electric Company. At December 31, 2004, ESI Vansycle GP, Inc. and ESI Vansycle LP, Inc. collectively owned 100% of Vansycle, an EWG. ESI Energy is the parent of the entities that have interests in Vansycle. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $105,000 in 2004. Equity capital invested by system companies totaled $11,729,017 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$20,127,683
Total debt obligations	$0
Net income	$1,509,185
FPL Group's equity in net income	$1,509,185

(10)  FPL Energy Cabazon Wind, LLC (Cabazon) is located in Riverside County, California. The business address of Cabazon is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 40 megawatt wind plant which sells 100% of its power to Southern California Edison. At December 31, 2004, ESI California Holdings, Inc. owned 100% of Cabazon, an EWG. ESI Energy is the parent of the entity that has an interest in Cabazon. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $101,880 in 2004. Equity capital invested by system companies totaled $31,726,805 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$32,749,617
Total debt obligations	$0
Net income	$1,047,551
FPL Group's equity in net income	$1,047,551

(11)  FPL Energy Callahan Wind, LP (Callahan) is located in Callahan County, Texas. The business address of Callahan is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is under construction as of December 31, 2004 and will be a 114 megawatt wind plant. At December 31, 2004, FPL Energy Callahan Wind GP, LLC and FPL Energy Callahan Wind LP, LLC collectively owned 100% of Callahan, an EWG. ESI Energy is the parent of the entities that have interests in Callahan. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $0 in 2004. Equity capital invested by system companies totaled $30,489,224 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$26,909,440
Total debt obligations	$0
Net loss	$(3,579,784)
FPL Group's equity in net loss	$(3,579,784)

(12)  FPL Energy Green Power Wind, LLC (Green Power) is located in Riverside County, California. The business address of Green Power is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 17 megawatt wind plant which currently sells 100% of its power to the California ISO (Independent System Operator). At December 31, 2004, ESI California Holdings, Inc. owned 100% of Green Power, an EWG. ESI Energy is the parent of the entity that has an interest in Green Power. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC (Production Tax Credits) and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $125,000 in 2004. Equity capital invested by system companies totaled $9,737,729 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$10,043,249
Total debt obligations	$2,930,829
Net income	$368,091
FPL Group's equity in net income	$368,091

(13)  FPL Energy Hancock County Wind, LLC (Hancock County) is located in Hancock County, Iowa. The business address of Hancock County is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 98 megawatt wind plant which currently sells 82.43% of its power to Interstate Power and Light Company, 6.08% to The Municipal Electric Utility of the City of Cedar Falls, Iowa and 11.49% to Corn Belt Power Cooperative. At December 31, 2004, FPL Energy American Wind, LLC owned 100% of Hancock County, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to the debt and otherwise, including certain PTC and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $212,220 in 2004. Equity capital invested by system companies totaled $89,904,289 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$91,391,188
Total debt obligations	$0
Net income	$464,610
FPL Group's equity in net income	$464,610

(14)  FPL Energy Maine, Inc. (FPLE Maine) consists of 1,017 megawatts of hydro and fossil facilities located throughout the state of Maine. The business address of FPLE Maine is 677 Cousins Street, Yarmouth, ME 04096. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2004, FPLE Maine owned 100% of FPL Energy Maine Hydro LLC, FPL Energy Wyman LLC, FPL Energy Mason LLC, FPL Energy Cape, LLC, FPL Energy Wyman IV LLC, FPL Energy Maine Operating Services LLC and FPL Energy Spruce Point LLC, all of which are EWGs. FPL Energy Wyman IV LLC owns 61.7831% of WF Wyman IV. FPLE Maine is 100% owned by FPL Energy which is a wholly-owned subsidiary of FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $724,643 in 2004. Equity capital invested by system companies totaled $534,524,959 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$425,286,115
Total debt obligations	$0
Net income	$66,756,896
FPL Group's equity in net income	$66,756,896

(15)  FPL Energy Marcus Hook, L.P. (MH750, A/K/A Marcus Hook 750) is located in Marcus Hook, Pennsylvania. The business address of MH750 is P.O. Box 426, 100 Green Street, Marcus Hook, PA 19061. The facility is a 744 megawatt gas-fired combined cycle plant which sells 100% of its power to PJM Interconnection, L.L.C. At December 31, 2004, FPL Energy MH700, LLC and FPL Energy Marcus Hook, LLC collectively owned 100% of MH750, an EWG, and FPL Energy Marcus Hook, LLC owned 100% of FPL Energy MH700, LLC. FPL Energy Construction Funding, LLC is the parent of entities that have an interest in MH750. FPL Energy Construction Funding, LLC is wholly-owned by FPL Energy Construction Funding Holdings LLC which is wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at Construction Funding. FPL Group Capital has guaranteed the payment obligations of Construction Funding under certain of its "Debt." Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $806,647 in 2004. Equity capital invested by system companies totaled $451,829,822 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$364,798,010
Total debt obligations	$239,070,000
Net loss	$(85,077,860)
FPL Group's equity in net loss	$(85,077,860)

(16)  FPL Energy MH50, L.P. (MH50, A/K/A Marcus Hook 50) is located in Marcus Hook, Pennsylvania. The business address of MH50 is P.O. Box 426, 100 Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to PJM Interconnection, L.L.C. At December 31, 2004, FPL Energy MH50 GP, LLC and FPL Energy MH50 LP, LLC collectively owned 100% of MH50, an EWG. ESI Energy is the parent of the entities that have interests in MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $134,316 in 2004. Equity capital invested by system companies totaled $10,985,041 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$12,385,536
Total debt obligations	$0
Net loss	$(28,354)
FPL Group's equity in net loss	$(28,354)

(17)  FPL Energy New Mexico Wind, LLC (New Mexico) is located in Quay and Debaca Counties, New Mexico. The business address of New Mexico is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 204 megawatt wind plant which sells 100% of its power to Public Service Company of New Mexico. At December 31, 2004, FPL Energy New Mexico Holdings, LLC owned 100% of New Mexico, an EWG. FPL Energy New Mexico Holdings, LLC is a wholly-owned subsidiary of FPL Energy New Mexico Wind Financing, LLC which is a wholly-owned subsidiary of FPL Energy New Mexico Wind II, LLC, which is a wholly-owned subsidiary of FPL Energy New Mexico Wind Holdings II, LLC, which is a wholly-owned subsidiary of ESI Northeast Energy LP, Inc. a wholly owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administration services totaled $222,853 in 2004. Equity capital invested by system companies totaled $11,184,597 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$(3,097,349)
Total debt obligations (intercompany)	$382,633,470
Net loss	$(8,297,047)
FPL Group's equity in net loss	$(8,297,047)

(18)  FPL Energy North Dakota Wind, LLC (North Dakota) is located in LaMoure County, North Dakota. The business address of North Dakota is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 62 megawatt wind plant which sells 100% of its power to Basin Electric Power Cooperative and Otter Tail Power Co. At December 31, 2004, ESI Energy owned 100% of North Dakota, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $105,000 in 2004. Equity capital invested by system companies totaled $60,189,502 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$61,079,220
Total debt obligations	$0
Net income	$668,167
FPL Group's equity in net income	$668,167

(19)  FPL Energy Oklahoma Wind, LLC (Oklahoma) is located in Harper and Woodward Counties, Oklahoma. The business address of Oklahoma is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 51 megawatt wind plant which sells 100% of its power to Oklahoma Municipal Power Authority. At December 31, 2004, ESI Energy owned 100% of Oklahoma, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $122,400 in 2004. Equity capital invested by system companies totaled $52,390,096 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$52,687,094
Total debt obligations (intercompany)	$0
Net income	$391,019
FPL Group's equity in net income	$391,019

(20)  FPL Energy Pecos Wind I, LP (Pecos I) and FPL Energy Pecos Wind II, LP (Pecos II) (collectively, A/K/A Woodward Mountain) are located in Upton and Pecos Counties, Texas. The business address of Pecos I and Pecos II is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. Each facility is an 80 megawatt wind plant which sells 100% of its power to TXU Electric Company. At December 31, 2004, FPL Energy Pecos Wind I GP, LLC and FPL Energy Pecos Wind I LP, LLC collectively owned 100% of Pecos I, an EWG. At December 31, 2004, FPL Energy Pecos Wind II GP, LLC and FPL Energy Pecos Wind II LP, LLC collectively owned 100% of Pecos II, an EWG. ESI Energy is the parent of the entities that have an interest in Pecos I and Pecos II. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has issued letters of credit of $2.5 million at December 31, 2004 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $159,648 in 2004. Equity capital invested by system companies totaled $135,589,844 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$120,863,452
Total debt obligations	$0
Net loss	$(4,013,313)
FPL Group's equity in net loss	$(4,013,313)

(21)  FPL Energy Seabrook, LLC (Seabrook) is located in Seabrook, New Hampshire. The business address of Seabrook is 626 Lafayette Road, Seabrook, New Hampshire 03874. The facility is a 1,161 megawatt nuclear plant. At December 31, 2004, ESI Energy owned an 88.2% undivided interest in Seabrook, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $5,633,951 in 2004. Equity capital invested by system companies totaled $706,201,598 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$915,044,642
Total debt obligations	$0
Net income	$148,156,355
FPL Group's equity in net income	$148,156,355

(22)  FPL Energy Sooner Wind, LLC (Sooner) is located in Harper and Woodward Counties, Oklahoma. The business address of Sooner is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 51 megawatt wind plant which sells 100% of its power to Oklahoma Gas & Electric Co. At December 31, 2004, ESI Energy owned 100% of Sooner, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services total $122,400 in 2004. Equity capital invested by system companies totaled $42,145,564 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$44,536,861
Total debt obligations	$0
Net income	$2,022,193
FPL Group's equity in net income	$2,022,193

(23)  FPL Energy South Dakota Wind, LLC (South Dakota) is located in Hyde County, South Dakota. The business address of South Dakota is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 41 megawatt wind plant which sells 100% of its power to Basin Electric Power Cooperative. At December 31, 2004, ESI Energy owned 100% of South Dakota, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $105,000 in 2004. Equity capital invested by system companies totaled $38,431,884 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$39,193,442
Total debt obligations	$0
Net income	$492,549
FPL Group's equity in net income	$492,549

(24)  FPL Energy Upton Wind I, LP (Upton I), FPL Energy Upton Wind II, LP (Upton II), FPL Energy Upton Wind III, LP (Upton III), and FPL Energy Upton Wind IV, LP (Upton IV) (collectively, A/K/A King Mountain) are located in Upton County, Texas. The business address of Upton I, Upton II, Upton III and Upton IV is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. Upton I is a 79 megawatt wind plant which sells 100% of its power to Austin Energy. Upton II is a 83 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton III is a 79 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton IV is a 40 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. At December 31, 2004, FPL Energy Upton Wind I GP, LLC and FPL Energy Upton Wind I LP, LLC collectively owned 100% of Upton I, an EWG. At December 31, 2004, FPL Energy Upton Wind II GP, LLC and FPL Energy Upton Wind II LP, LLC collectively owned 100% of Upton II, an EWG. At December 31, 2004, FPL Energy Upton Wind III GP, LLC and FPL Energy Upton Wind III LP, LLC collectively owned 100% of Upton III, an EWG. At December 31, 2004, FPL Energy Upton Wind IV GP, LLC and FPL Energy Upton Wind IV LP, LLC collectively owned 100% of Upton IV, an EWG. ESI Energy is the parent of the entities that have interests in Upton I, Upton II, Upton III and Upton IV. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $306,062 in 2004. Equity capital invested by system companies totaled $269,024,360 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$244,977,105
Total debt obligations	$0
Net loss	$(8,378,854)
FPL Group's equity in net loss	$(8,378,854)

(25)  FPL Energy Vansycle L.L.C. (Stateline) is located in Umatilla County, Oregon and Walla Walla County, Washington. The business address of Stateline is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 300 megawatt wind plant which sells 100% of its power to PPM Energy, Inc., formerly Pacificorp Power Marketing. At December 31, 2004, FPL Energy Stateline Holdings, L.L.C. owned 100% of Stateline, an EWG. FPL Energy Stateline Holdings, L.L.C. is a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Vansycle L.L.C. FPL Energy has guaranteed certain performance obligations of the EWG. FPL Group Capital has guaranteed certain obligations of the EWG. FPL Group Capital has incurred obligations in respect of an outstanding letter of credit of approximately $2.1 million at December 31, 2004. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the obligations of FPL Group Capital in respect of such letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $574,875 in 2004. Equity capital invested by system companies totaled $153,471,419 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$129,747,960
Total debt obligations	$121,933.740
Net loss	$(14,368,570)
FPL Group's equity in net income	$(14,368,570)

(26)  FPL Energy Wyoming, LLC (Wyoming) is located in Uinta County, Wyoming. The business address of Wyoming is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 144 megawatt wind plant which sells 100% of its power to PPM Energy, Inc. At December 31, 2004, ESI Energy owned 100% of Wyoming, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $105,000 in 2004. Equity capital invested by system companies totaled $145,773,383 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$146,821,097
Total debt obligations	$0
Net income	$808,637
FPL Group's equity in net income	$808,637

(27)  FPLE Forney, L.P. (Forney) and its wholly-owned subsidiaries MNM I, L.P. and MNM I LP, LLC are located in Forney, Texas. The business address of Forney is 13770 West US Highway 80, Forney, TX 75126. The facility is a 1,789 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of third parties. At December 31, 2004, FPL Energy Forney GP, LLC and FPL Energy Forney LP, LLC collectively owned a 100% interest in the capital and a 95% interest in the profits and losses of Forney, an EWG. ESI Energy is the parent of the entities that have an interest is Forney. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $5,275,988 in 2004. Equity capital invested by system companies totaled $795,712,579 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$790,759,984
Total debt obligations	$0
Net loss	$(2,959,696)
FPL Group's equity in net loss	$(2,811,711)

(28)  Gray County Wind Energy, LLC (Gray County) is located in Gray County, Kansas. The business address of Gray County is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 112 megawatt wind plant which sells 100% of its power to Utilicorp United, Inc. At December 31, 2004, FPL Energy Gray County Wind, LLC owned 100% of Gray County, an EWG. ESI Energy is the parent of the entity that has an interest in Gray County. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $191,320 in 2004. Equity capital invested by system companies totaled $81,008,553 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$86,162,816
Total debt obligations	$0
Net income	$1,411,268
FPL Group's equity in net income	$1,411,268

(29)  Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo) is located in Cerro Gordo County, Iowa. The business address of Hawkeye is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 41 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2004, FPL Energy American Wind, LLC owned 100% of Hawkeye, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $199,327 in 2004. Equity capital invested by system companies totaled $25,416,170 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$32,409,837
Total debt obligations	$0
Net income	$1,261,802
FPL Group's equity in net income	$1,261,802

(30)  High Winds, LLC (High Winds) is located in Solano County, California. The business address of High Winds is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 162 megawatt wind plant which sells 100% of its power to PPM Energy, Inc., formerly PacifiCorp Power Marketing. At December 31, 2004, FPL Energy American Wind, LLC owns 100% of High Winds, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $188,410 in 2004. Equity capital invested by system companies totaled $168,426,898 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$175,210,293
Total debt obligations	$0
Net income	$6,246,975
FPL Group's equity in net income	$6,246,975

(31)  Indian Mesa Wind Farm, L.P. (Indian Mesa) is located in Upton County, Texas. The business address of Indian Mesa is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is an 83 megawatt wind plant which sells 61.82% of its power to the Lower Colorado River Authority and 38.18% of its power to TXU Electric Company. At December 31, 2004, FPL Energy Indian Mesa GP, LLC and FPL Energy Indian Mesa LP, LLC collectively owned 100% of Indian Mesa, an EWG. ESI Energy is the parent of the entities that have interests in Indian Mesa. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has incurred obligations in respect of an outstanding letter of credit of approximately $575,000 at December 31, 2004. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital in respect of such letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $122,400 in 2004. Equity capital invested by system companies totaled $72,372,397 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$69,329,925
Total debt obligations	$0
Net loss	$(1,383,455)
FPL Group's equity in net loss	$(1,383,455)

(32)  Jamaica Bay Peaking Facility, LLC (Jamaica Bay) is located in Far Rockaway, New York. The business address of Jamaica Bay is 1425 Bay 24th Street, Far Rockaway, NY 11691. The facility is a 54 megawatt oil- and gas-fired simple cycle plant which sells 100% of its power to Long Island Power Authority (LIPA) under an exclusive power tolling arrangement with LIPA. At December 31, 2004, FPL Energy Rockaway Peaking Facilities, LLC owned 100% of Jamaica Bay, an EWG. FPL Energy New York, LLC owned 100% of FPL Energy Rockaway Peaking Facilities, LLC. ESI Energy is the parent of the entity that has an interest in Jamaica Bay. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Rockaway Peaking Facilities, LLC. Fees paid to affiliate companies for operations, management and administrative services totaled $608,642 in 2004. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $243,876 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$5,130,160
Total debt obligations	$58,201,502
Net income	$3,199,129
FPL Group's equity in net income	$3,199,129

(33)  Lake Benton Power Partners II, LLC (Lake Benton) is located in Pipestone County, Minnesota. The business address of Lake Benton is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2004, FPL Energy American Wind, LLC owned 100% of Lake Benton, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC and indemnity obligations. FPL Group Capital has outstanding letters of credit of approximately $11.7 million at December 31, 2004 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $213,510 in 2004. Equity capital invested by system companies totaled $89,241,975 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$80,506,615
Total debt obligations	$0
Net income	$1,280,652
FPL Group's equity in net income	$1,280,652

(34)  Lamar Power Partners, L.P. (Lamar) and its wholly-owned subsidiaries INTEXCO I, LP and INTEXCO I LP, LLC are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1,000 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of third parties. At December 31, 2004, FPL Energy Paris GP, LLC and FPL Energy Paris LP, LLC collectively owned 100% of Lamar, an EWG. ESI Energy is the parent of the entities that have an interest in Lamar. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has outstanding letters of credit of approximately $1.0 million at December 31, 2004 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administration services totaled $3,340,785 in 2004. Equity capital invested by system companies totaled $259,520,399 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$373,121,453
Total debt obligations	$0
Net income	$866,072
FPL Group's equity in net income	$866,072

(35)  Meyersdale Windpower LLC (Meyersdale) is located in Somerset County, Pennsylvania. The business address of Meyersdale is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 100% of its power to FirstEnergy Solutions Corp. At December 31, 2004, FPL Energy Pennsylvania Wind, LLC owned 100% of Meyersdale, an EWG. ESI Energy is the parent of the entity that has an interest in Meyersdale. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $30,409,992 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$32,239,796
Total debt obligations	$0
Net income	$1,645,028
FPL Group's equity in net income	$1,645,028

(36)  Mill Run Windpower LLC (Mill Run) is located in Fayette County, Pennsylvania. The business address of Mill Run is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 15 megawatt wind plant which sells 100% of its power to Exelon Generation Company. At December 31 2004, FPL Energy Pennsylvania Wind, LLC owned 100% of Mill Run, an EWG. ESI Energy is the parent of the entity that has an interest in Mill Run. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed certain payment obligations of the EWG. Equity capital invested by system companies totaled $12,696,230 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$13,397,981
Total debt obligations	$0
Net income	$214,568
FPL Group's equity in net income	$214,568

(37)  North Jersey Energy Associates (Sayreville) is located in Sayreville, New Jersey. The business address of Sayreville is Jernee Mill Road, PO Box 279, Sayreville, New Jersey 08872. The facility is a 290 megawatt natural gas plant which sells its power to a New Jersey utility and the market. At December 31, 2004, Northeast Energy, LP (NE LP) and Northeast Energy, LLC (NE LLC) collectively owned 100% of Sayreville, an EWG, and NE LP owned 100% of NE LLC. ESI Northeast Energy GP, Inc. and ESI Northeast Energy LP, Inc. collectively owned 50% of NE LP. ESI Energy is the parent of the entities that have an interest in Sayreville. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $1,696,630 in 2004. Equity capital invested by system companies totaled $182,145,785 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$364,291,569
Total debt obligations	$0
Net income	$77,351,498
FPL Group's equity in net income	$38,675,749

(38)  Pennsylvania Windfarms, Inc. (PWF, A/K/A Green Mountain) is located in Somerset County, Pennsylvania. The business address of PWF is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 10 megawatt wind plant which sells 100% of its power to Green Mountain Energy Company. At December 31, 2004, FPL Energy Pennsylvania Wind, LLC owned 100% of PWF, an EWG. ESI Energy is the parent of the entity that has an interest in PWF. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $655,309 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$2,004,803
Total debt obligations	$0
Net income	$928,486
FPL Group's equity in net income	$928,486

(39)  Rhode Island State Energy L.P. (RISE) is located in Johnston, Rhode Island. The business address of RISE is 24 Shun Pike, Johnston, RI 02919. The facility is a 550 megawatt gas-fired combined cycle plant which sells power to the ISO New England power market or to third parties via power sales contracts. At December 31, 2004, Rhode Island State Energy Statutory Trust 2000 owns 100% of RISE, an EWG, which is leased by FPLE Rhode Island State Energy, L.P. FPLE Rhode Island State Energy GP, Inc. and FPLE Rhode Island State Energy LP, LLC collectively own 100% of FPLE Rhode Island State Energy, L.P. ESI Energy is the parent of FPLE Rhode Island State Energy GP, Inc. and FPLE Rhode Island State Energy LP, LLC. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at Rhode Island State Energy Statutory Trust 2000. FPL Group Capital guarantees certain obligations with respect to debt and otherwise of the EWG. FPL Group Capital has also guaranteed a portion of the payments due under the notes secured by the RISE facility. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees and letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $280,451 in 2004. Equity capital invested by system companies totaled $4,120,717 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$(20,924,847)
Total debt obligations	345,635,468
Net loss	$(14,127,001)
FPL Group's equity in net loss	$(14,127,001)

(40)  Sky River Partnership (Sky River) is located in Kern County, California. The business address of Sky River is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 77 megawatt wind plant which currently sells 100% of its power to Southern California Edison. At December 31, 2004, ESI Sky River Limited Partnership (ESI Sky) and FPL Energy Sky River Wind, LLC (FPLE Sky) collectively owned 100% of the partnership interest in Sky River, an EWG. ESI Sky and FPLE Sky were collectively owned by ESI Sky River, Inc. and ESI LP, LLC. ESI California Holdings, Inc. owned 100% of ESI Sky River, Inc. ESI California Holdings, Inc. and ESI LP, LLC are wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $338,346 in 2004. Equity capital invested by system companies totaled $34,201,162 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$41,456,692
Total debt obligations (third party and intercompany)	$0
Net income	$6,921,906
FPL Group's equity in net income	$6,921,906

(41)  Somerset Windpower LLC (Somerset) is located in Somerset County, Pennsylvania. The business address of Somerset is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 9 megawatt plant which sells 100% of its power to Exelon Generation Company. At December 31, 2004, FPL Energy Pennsylvania Wind, LLC owned 100% of Somerset, an EWG. ESI Energy is the parent of the entity that has an interest in Somerset. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed certain payment obligations of the EWG. Equity capital invested by system companies totaled $7,228,263 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$7,418,812
Total debt obligations	$0
Net income	$18,832
FPL Group's equity in net income	$18,832

(42)  Victory Garden Phase IV Partnership (Victory Garden) is located in Kern County, California. The business address of Victory Garden is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 22 megawatt wind plant which currently sells 100% of its power to Southern California Edison. At December 31, 2004, ESI VG Limited Partnership (ESI VG) and FPL Energy VG Wind, LLC (FPLE VG) collectively owned 100% of the partnership interests in Victory Garden, an EWG. ESI VG and FPLE VG were collectively owned by ESI LP, LLC and ESI Victory, Inc., which are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $5,095,226 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$7,324,594
Total debt obligations	$0
Net income	$2,122,101
FPL Group's equity in net income	$2,122,101

(43)  Waymart Wind Farm L.P. (Waymart) is located in Wayne County, Pennsylvania. The business address of Waymart is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 65 megawatt wind plant which sells 100% of its power to Exelon Generation Company. At December 31, 2004, FPL Energy Waymart GP, LLC and FPL Energy Waymart LP, LLC collectively owned 100% of Waymart, an EWG. ESI Energy is the parent of the entities that have an interest in Waymart. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $3,500,000 at December 31, 2004 for obligations under a production incentive agreement and settlement agreement. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $105,000 in 2004. Equity capital invested by system companies totaled $71,977,148 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$74,898,295
Total debt obligations	$0
Net income	$2,578,109
FPL Group's equity in net income	$2,578,109

(44)  West Texas Wind Energy Partners, L.P. (West Texas Wind, A/K/A Southwest Mesa) is located in Upton and Crockett Counties, Texas. The business address of West Texas Wind is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 75 megawatt wind plant which sells 100% of its power to American Electric Power. At December 31, 2004, ESI West Texas Energy, Inc. and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. FPL Energy American Wind, LLC is the parent of the entities that have an interest in West Texas Wind. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. FPL Group Capital has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $300,077 in 2004. Debt Equity capital returned to system companies in excess of equity capital invested by system companies totaled $28,595,346 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$25,517,783
Total debt obligations	$28,869,907
Net loss	$(4,871,206)
FPL Group's equity in net loss	$(4,871,206)

(45)  Windpower Partners 1994, L.P. (WPP94) is located in Culberson County, Texas. The business address of WPP94 is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 41 megawatt wind plant which sells 100% of its power to Lower Colorado River Authority. At December 31, 2004, FPL Energy WPP94 GP, LLC (WPP94 GP), FPL Energy WPP94 LP, LLC (WPP94 LP), LQ GP, LLC (LQ) and LQC LP, LLC (LQC) collectively owned 75% of WPP94, an EWG, and WPP94 GP owned 50% of LQ and WPP94 LP owned 50% of LQC. ESI Energy is the parent of the entities that have an interest in WPP94. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at Windpower Partners 1994, L.P. FPL Group Capital guarantees certain obligations with respect to debt and otherwise, including PTC (Production Tax Credits) and indemnity obligations. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Equity capital invested by system companies totaled $1,627,287 at December 31, 2004.

Capitalization and earnings during the reporting period were:
Total equity	$1,711,883
Total debt obligations	$9,506,563
Net income	$84,596
FPL Group's equity in net income	$56,349

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer this 23rd day of February, 2005.
FPL Group, Inc. K. MICHAEL DAVIS

K. Michael Davis Controller and Chief Accounting Officer (Principal Accounting Officer)

(Corporate Seal)

Attest:
DENNIS P. COYLE

Dennis P. Coyle, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

APPENDIX 1

SUBSIDIARIES OF FPL GROUP, INC. (1) (2)
December 31, 2004
Name	Jurisdiction of Incorporation	Location	Nature of Business

FPL GROUP CAPITAL INC	Florida	Juno Beach, FL	Holds the stock of and provides the funding for the operating companies other than FPL.
*Alandco Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco I, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco/Cascade, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
*FPL Energy ATB, LLC	Delaware	Wilmington, DE	Inactive.
*FPL Energy Services, Inc.	Florida	Miami, FL	Formed to provide ongoing services to implement energy programs.
*FPL Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
**BAC Investment Corp.	Delaware	Wilmington, DE	Manages intangible assets.
**ESI Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
***Alpha Joshua (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Alpha Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Backbone Windpower Holdings, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***Beta Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Beta Willow (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Big Sandy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***Blythe Energy Acquisitions, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
****FPL Energy Blythe, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Boulevard Associates, LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II Transmission Co., LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II, LLC	Delaware	Juno Beach, FL	Inactive.
***Coosa River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Coosa River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Altamont Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Bay Area GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Bay Area, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Brady, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI California Holdings, Inc.	California	Juno Beach, FL	Holding company.
****CH Ormesa LP, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
****CH Ormesa, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
****CH POSDEF LP, INC.	Florida	Juno Beach, FL	Participated in a geothermal project.
*****Acme POSDEF Partners, L.P.	California	Juno Beach, FL	Participates in a coal project.
******POSDEF Power Company, L.P.	California	Juno Beach, FL	Participates in a coal project.
****CH POSDEF, INC.	Florida	Juno Beach, FL	Participates in a coal project; operations not material.
****ESI Sky River, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
*****ESI Sky River Limited Partnership	Delaware	Juno Beach, FL	Participates in a wind power project.
*****FPL Energy Sky River Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy 251 Wind, LLC	Delaware	Juno Beach, FL	Inactive.
*****FPL Energy Sagebrush 20, LLC	California	Juno Beach, FL	Inactive.
****FPL Energy VG Repower Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Calistoga GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Calistoga LP, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project; operations not material.
***ESI Cherokee GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project; operations not material.
***ESI Cherokee Holdings, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****Cherokee County Cogeneration Corp.	Delaware	Juno Beach, FL	Inactive.
****ESI Cherokee MGP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Cherokee LP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project; operations not material.
****ESI Cherokee County, L.P.	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Doswell GP, LLC	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****Doswell I, LLC	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Double "C", Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Ebensburg, Inc.	Florida	Juno Beach, FL	Participates in a coal-fired project.
****Ebensburg Investors Limited Partnership	Pennsylvania	Barberton, OH	Inactive.
***ESI Geothermal Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Kern Front, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI LP, LLC	Delaware	Juno Beach, FL	Formed to invest in partnerships.
****ESI Montgomery County, LLC	Delaware	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County GP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County LP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
****ESI Sky River Limited Partnership	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy Sky River Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****ESI VG Limited Partnership	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy VG Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI Lake Benton Holdings, Inc.	Florida	Juno Beach, FL	Manages intangible assets; operations not material.
***ESI Mojave, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Mojave LLC	Delaware	Juno Beach, FL	Participates in wind power project.
***ESI Multitrade LP, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Northeast Energy Acquisition Funding, Inc.	Florida	Juno Beach, FL	Formed to acquire generation assets; operations not material.
***ESI Northeast Energy Funding, Inc.	Florida	Juno Beach, FL	A funding corporation; operations not material.
***ESI Northeast Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Northeast Energy LP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****FPL Energy New Mexico Wind Holdings II, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****FPL Energy New Mexico Wind II, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
******FPL Energy New Mexico Wind Financing, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*******FPL Energy New Mexico Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
********Pacific Power Investments, LLC	Delaware	Wilmington, DE	Manages intangible assets.
****FPL Tel, LLC	Delaware	Juno Beach, FL	Manages lease documents.
****New Mexico Operating Services, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
****North American Power Systems, LLC	Delaware	Juno Beach, FL	Manages tangible assets.
***ESI Northeast Fuel Management, Inc.	Florida	Juno Beach, FL	Provides fuel management services.
***ESI Ormesa Debt Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings I LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Ormesa IE Equity, Inc.	Florida	Juno Beach, FL	Inactive.
****ESI Ormesa Equity Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa IH Equity LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Pittsylvania, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Prairie Winds GP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Prairie Winds LP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Sierra, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Silverado Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Tehachapi Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Vansycle GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Vansycle LP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Victory, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Bastrop GP, LLC	Delaware	Juno Beach, FL	Participated in a gas-fired project.
***FPL Energy Bastrop LP, LLC	Delaware	Juno Beach, FL	Participated in a gas-fired project.
***FPL Energy Bellingham, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Bellingham, LLC	Delaware	Juno Beach, FL	Inactive.
****IDC Bellingham, LLC	Delaware	Juno Beach, FL	Inactive
***FPL Energy Blue Mountain, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Boulder Valley, LLC	Delaware	Juno Beach, FL	Inactive.
****Boulder Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Bulldog Wind, LLC	Delaware	Juno Beach, FL	Formed to develop a wind power project.
***FPL Energy Cal Hydro, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy California Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project; operations not material.
****ESI Cannon Acquisitions LLC	Delaware	Juno Beach, FL	Participates in a wind power project; operations not material.
*****Ridgetop Power Corporation	California	Juno Beach, FL	Operates a wind power project.
****FPL Energy Pacific Crest Partner, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Callahan Wind GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Callahan Wind LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Construction Funding Holdings LLC	Delaware	Wilmington, DE	Manages intangible assets.
****FPL Energy Construction Funding LLC	Delaware	Wilmington, DE	Manages intangible assets.
*****FPL Energy Marcus Hook LLC	Delaware	Juno Beach, FL	Develop a combined-cycle natural gas project.
******FPL Energy MH700, LLC	Delaware	Juno Beach, FL	Development of a gas-fired project.
***FPL Energy Delaware Mountain GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Delaware Mountain LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Doswell Holdings, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
****Doswell Funding Corporation	Florida	Juno Beach, FL	Manages intangible assets; operations not material.
****UFG Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy East Mesa LLC	Delaware	Juno Beach, FL	Participated in a geothermal project.
***FPL Energy Equipment Facility, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Everett LLC	Delaware	Juno Beach, FL	Inactive.
****Northwest Power Company, L.L.C.	Washington	Juno Beach, FL	Inactive.
***FPL Energy Forney GP, LLC	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***FPL Energy Forney LP, LLC	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****FPLE Forney Pipeline, L.P.	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project; operations not material.
*****MNM I LP, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
******MNM I, L.P.	Delaware	Juno Beach, FL	Manages intangible assets.
***FPL Energy GRP 91-2, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy GRP 92, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geo East Mesa Partners, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
***FPL Energy Gray County Wind, LLC	Delaware	Juno Beach, FL	Holding company.
***FPL Energy Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Horse Hollow Wind GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Horse Hollow Wind LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy Horse Hollow Wind, LP	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Illinois Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Indian Mesa GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Indian Mesa LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Island End GP, LLC	Delaware	Juno Beach, FL	Inactive.
****Birch Limited Partnership	Pennsylvania	Juno Beach, FL	Participates in a waste-to-energy project.
***FPL Energy Joshua Falls, LLC	Delaware	Juno Beach, FL	Inactive.
****Joshua Falls Energy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kansas Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kelley, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Louisiana Holdings, Inc.	Delaware	Juno Beach, FL	Inactive.
****Red River Energy Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy MH50 GP, LLC	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
***FPL Energy MH50 LP, LLC	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
***FPL Energy Mississippi Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Red Bay Development, LLC	Delaware	Juno Beach, FL	Inactive.
****New Albany Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****New Albany Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Red Hill Development Company LLC	Delaware	Juno Beach, FL	Inactive.
*****Eastview Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Sandersville Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Union Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Union Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for wind projects.
***FPL Energy Morwind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy New Mexico III, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy New York, LLC	Delaware	Juno Beach, FL	Holding company.
****FPL Energy Rockaway Peaking Facilities, LLC	Delaware	Wilmington, DE	Holding company for peaking project.
****Sunrise Energy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Dakota Wind II, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Oklahoma Wind Finance, LLC	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy Operating Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy CO2 Operations, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects; operations not material.
****FPL Energy Virginia Power Services, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
***FPL Energy PRG, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Paris GP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Paris LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
*****INTEXCO I LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
*****INTEXCO I, LP	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Pecos Wind I GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind I LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pennsylvania Wind, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy SEGS III-VII GP, LLC	Delaware	Juno Beach, FL	Participates in a solar electric generating system.
***FPL Energy SEGS III-VII LP, LLC	Delaware	Juno Beach, FL	Participates in a solar electric generating system.
***FPL Energy STP GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy STP LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy STP, LP	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Sacramento Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Solar Funding Corp.	Florida	Juno Beach, FL	Inactive.
***FPL Energy South Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Cherokee Falls Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Cherokee Falls Power Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Anderson, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Stateline Holdings, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Stateline II Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Stateline II, Inc.	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Tennessee Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Flint Valley Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Flint Valley Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Milan Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Milan Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Terra, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Upton Wind I GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind I LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind II GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind II LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind III GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind III LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind IV GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project; operations not material.
***FPL Energy Upton Wind IV LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Virginia Holdings, Inc.	Florida	Juno Beach, FL	Holding company; operations not material.
****FPL Energy Virginia Funding Corporation	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy WPP 93 GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy WPP 93 LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy WPP94 GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****LQ GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy WPP94 LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****LQC LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Waymart GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Waymart LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Westside Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy White Oak, LLC	Delaware	Juno Beach, FL	Inactive.
****White Oak Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wildcat Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wind Funding Holdings, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
****FPL Energy Wind Funding, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
*****FPL Energy Wind Financing, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
******FPL Energy American Wind Holdings, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
*******FPL Energy American Wind, LLC	Delaware	Wilmington, DE	Manages intangible assets.
********ESI West Texas Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
********ESI West Texas Energy, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy WindRidge Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wisconsin Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Wisconsin Wind, LLC	Delaware	Juno Beach, FL	Inactive.
****Uinta County Wind Farm L.L.C.	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Pecos Wind Leasing Co., LP	Delaware	Juno Beach, FL	Inactive.
***FPLE Rhode Island State Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***FPLE Rhode Island State Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
****FPLE Rhode Island State Energy, L.P.	Delaware	Juno Beach, FL	Entity is the lessee of an EWG.
***FPLE Texas Wind I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Upton Wind Leasing Co., LP	Delaware	Juno Beach, FL	Inactive.
***Harper Lake Acquisitions, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Management, Inc.	Florida	Juno Beach, FL	Inactive.
***High Desert Land Acquisition LLC	Delaware	Juno Beach, FL	Formed to acquire generation assets.
***Hyperion IX, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****HLC IX Company	California	Juno Beach, FL	Participates in a solar electric generating system.
***Hyperion VIII, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****Harper Lake Company VIII	California	Juno Beach, FL	Participates in a solar electric generating system.
***LET Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***Limerick Partners, LLC	Delaware	Juno Beach, FL	Inactive.
***MES Financial Corp.	Delaware	Wilmington, DE	Manages intangible assets.
***Midway Power, LLC	Delaware	Juno Beach, FL	Manages intangible assets; operations not material.
***Northern Cross Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***OTG, LLC	Delaware	Juno Beach, FL	Formed to invest in partnerships.
***Oconee River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Oconee River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Philadelphia Refinery Generation, LLC	Delaware	Juno Beach, FL	Inactive.
****Philadelphia Energy Center, L.P.	Delaware	Juno Beach, FL	Inactive.
***Southern Sierra Power, LLC	Delaware	Juno Beach, FL	Inactive.
***Sullivan Street Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Summer Shade Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Timber Creek Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Chaplin's Acreage Transmission Company LLC	Delaware	Juno Beach, FL	Inactive.
***Tower Associates, LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Cowboy Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
**FPL Energy East Mesa Holdings LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Maine, Inc.	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Cape, LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Hydro LLC	Delaware	Juno Beach, FL	Participates in generation assets.
****Kennebec Hydro Resources, Inc.	Maine	Juno Beach, FL	Participates in generation assets.
*****Maine Hydro Operating Services, LLC	Delaware	Juno Beach, FL	Provides employee services.
***FPL Energy Maine Operating Services LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for a power company.
***FPL Energy Mason LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Spruce Point LLC	Delaware	Juno Beach, FL	Provider of services for fossil and hydro generation facilities, operations not material.
***FPL Energy Wyman IV LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Wyman LLC	Delaware	Juno Beach, FL	Participates in generation assets.
**FPL Energy Montana, LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Power Marketing, Inc.	Florida	Juno Beach, FL	Provides retail marketing services.
**FPL Energy Project Management, Inc.	Florida	Juno Beach, FL	Provides employee services.
***Blythe Project Management, LLC	Delaware	Juno Beach, FL	Construction agent for a gas-fired merchant facility; operations not material.
**FPL Group International, Inc.	Florida	Juno Beach, FL	Participates in international power projects.
***FPL Group International South America II, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
***FPL Group International South America, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Mamonal, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL-I TPP	Cayman	Cayman Islands, B.W.I.	Inactive.
****FPL-I TPP II	Cayman	Cayman Islands, B.W.I.	Inactive.
***Karaha Bodas Investment Corp.	Cayman	Cayman Islands, B.W.I.	Participates in international power projects.
**Square Lake Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*FPL FiberNet, LLC	Delaware	Miami, FL	Exempt telecommunications company.
*FPL Group Holdings 1, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Holdings 2, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Interstate Pipeline Co., LLC	Delaware	Wilmington, DE	Inactive.
**S-C Pipeline Holding, LLC	Delaware	Wilmington, DE	Inactive.
*FPL Group Resources, LLC	Florida	Juno Beach, FL	Identifying, evaluating and transacting on natural gas business activities.
**FPL Group Resources LNG Holdings, LLC	Delaware	Wilmington, DE	Inactive.
***FPL Group Resources Bahamas One, LLC	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Pipeline, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Asset Holdings, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Terminal, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
***FPL Group Resources Bahamas Two, LLC	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Pipeline, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Asset Holdings, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Terminal, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
***FPL Group Resources Bahamas Three, LLC	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Pipeline, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Asset Holdings, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
****FPL Group Resources Bahamas Micro Terminal, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
**FPL Group Resources Marketing Holdings, LLC	Delaware	Wilmington, DE	Inactive.
**Sailfish Natural Gas Company, LLC	Delaware	Wilmington, DE	Inactive.
***Sailfish Natural Gas, LTD	Bahamas	Commonwealth of the Bahamas	Inactive.
*FPL Holdings Inc	Florida	Juno Beach, FL	Holds certain fixed assets used by FPL Group.
**Colonial Penn Capital Holdings, Inc.	Delaware	Juno Beach, FL	Holds the stock of Bay Loan and Investment Bank.
***Bay Loan and Investment Bank	Rhode Island	Juno Beach, FL	Engaged in commercial lending.
*FPL Investments Inc	Florida	Juno Beach, FL	Manages a leveraged lease portfolio.
*HJT Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
**SRM Investments, L.P.	Delaware	Wilmington, DE	Manages intangible assets.
***EMB Investments	Delaware	Wilmington, DE	Manages intangible assets.
*LCR Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*North American Power Systems, LLC	Delaware	Wilmington, DE	Purchase and sale of spare parts.
*Palms Insurance Company, Limited	Cayman	Cayman Islands, B.W.I.	Operates as a captive insurance company primarily engaged in reinsuring liability insurance coverage for FPL Group, Inc. and its subsidiaries.
*Pipeline Financial, Inc.	Delaware	Wilmington, DE	Inactive.
*Pipeline Funding, LLC	Alabama	Juno Beach, FL	Provide financing for pipeline expansion.
*Praxis Group, Inc.	Delaware	Miami, FL	Holds certain immaterial assets and liabilities, but no longer actively in business.
*Turner Foods Corporation	Florida	Punta Gorda, FL	Holding company.
*West Boca Security, Inc.	Delaware	Wilmington, DE	Holds note receivable.
FPL Group Foundation, Inc.	Florida	Juno Beach, FL	Formed to become a nonprofit corporation for charitable purposes.
Florida Power & Light Company	Florida	Juno Beach, FL	Electric utility company.
*BXR, LLC	Delaware	Wilmington, DE	Inactive.
*Florida Power & Light Company Trust I	Delaware	Wilmington, DE	Inactive.
*Florida Power & Light Company Trust II	Delaware	Wilmington, DE	Inactive.
*FPL Enersys, Inc.	Florida	Juno Beach, FL	Formed to pursue opportunities for development or acquisition of energy systems.
**FPL Energy Services II, Inc.	Florida	Juno Beach, FL	Inactive.
**FPL Services, LLC	Florida	Juno Beach, FL	Inactive.
**FPL Services	Florida	Juno Beach, FL	Inactive.
*GridFlorida LLC	Florida	Juno Beach, FL	Inactive.
*KPB Financial Corp.	Delaware	Wilmington, DE	Formed to manage intangible assets.
*FPL Historical Museum, Inc.	Florida	Juno Beach, FL	A not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company.
FPL GROUP CAPITAL TRUST I	Delaware	Wilmington, DE	Established to issue Preferred Trust Securities.
FPL GROUP CAPITAL TRUST II	Delaware	Wilmington, DE	Inactive.
FPL GROUP CAPITAL TRUST III	Delaware	Wilmington, DE	Inactive.
FPL GROUP TRUST I	Delaware	Wilmington, DE	Inactive.
FPL GROUP TRUST II	Delaware	Wilmington, DE	Inactive.

(1)

Excludes exempt wholesale generators, as well as the following entities that are consolidated for financial reporting purposes in accordance with FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," but are not owned by the claimant or any of its subsidiaries:
     FPL Fuels, Inc.
     Rhode Island State Energy Statutory Trust 2000

(2)	The following entities are owned, directly or indirectly, by the claimant; however, are not consolidated for financial reporting purposes in accordance with FIN 46: FPL Group Capital Trust I.